Exhibit 4.4

FREDDIE MAC

CERTIFICATE OF CREATION, DESIGNATION, POWERS,
PREFERENCES, RIGHTS, PRIVILEGES, QUALIFICATIONS,
LIMITATIONS, RESTRICTIONS, TERMS AND CONDITIONS
of
5% NON-CUMULATIVE PREFERRED STOCK
(Par Value $1.00 Per Share)

I, MAUD MATER, Secretary of the Federal Home Loan Mortgage Corporation, a government-sponsored enterprise of the United States of America (“Freddie Mac” or the “Corporation”), do hereby certify that, pursuant to authority vested in the Board of Directors of Freddie Mac by Section 306(f) of the Federal Home Loan Mortgage Corporation Act, as amended (12 U.S.C. §1455(f)), the Board of Directors adopted FHLMC Resolution 98-05 on March 6, 1998, which Resolution is now, and at all times since such date has been, in full force and effect, and that the Chairman and Chief Executive Officer, pursuant to the authority delegated to him by such resolution, approved the final terms of the public issuance and sale of the preferred stock of Freddie Mac designated above.

The 5% Non-Cumulative Preferred Stock shall have the following designation, powers, preferences, rights, privileges, qualifications, limitations, restrictions, terms and conditions:

1. Designation, Par Value, Number of Shares and Seniority

The class of preferred stock of Freddie Mac created hereby (the “Non-Cumulative Preferred Stock”) shall be designated “5% Non-Cumulative Preferred Stock,” shall have a par value of $1.00 per share and shall consist of 8 million shares. The Board of Directors shall be permitted to increase the authorized number of such shares at any time. The Non-Cumulative Preferred Stock shall rank prior to the Voting Common Stock of Freddie Mac (the “Common Stock”) to the extent provided in this Certificate and shall rank, both as to dividends and upon liquidation, on a parity with the 5.81% Non-Cumulative Preferred Stock issued on October 27, 1997, the 6.14% Non-Cumulative Preferred Stock issued on June 3, 1997, the 6.125% Non-Cumulative Preferred Stock issued on November 1, 1996, the Variable Rate, Non-Cumulative Preferred Stock issued on April 26, 1996 and the 6.72% Non-Cumulative Preferred Stock issued on August 2, 1993 (collectively, the “Existing Preferred Stock”).

2. Dividends

(a) The holders of outstanding shares of Non-Cumulative Preferred Stock shall be entitled to receive, ratably, when, as and if declared by the Board of Directors, in its sole discretion, out of funds legally available therefor, non-cumulative, cash dividends at the annual rate of 5%, or $2.50, per share of Non-Cumulative Preferred Stock. Dividends on the Non-Cumulative Preferred Stock shall accrue from but not including March 23, 1998 and are payable when, as and if declared by the Board of Directors quarterly on March 31, June 30, September 30 and December 31 of each year (each, a “Dividend Payment Date”) commencing on June 30, 1998. If a Dividend Payment Date is not a “Business Day,” the related dividend shall be paid on the next Business Day with the same force and effect as though paid on the Dividend Payment Date, without any increase to account for the period from such Dividend Payment Date through the date of actual payment. For these purposes, “Business Day” means a day other than (i) a Saturday or Sunday, (ii) a day on which New York City banks are closed or (iii) a day on which the offices of Freddie Mac are closed. The “Dividend Period” relating to a Dividend Payment Date shall be the period from but not including the preceding Dividend Payment Date (or from but not including March 23, 1998, in the case of the first Dividend Payment Date) through and including the related Dividend Payment Date. The dividend payable in respect of the first Dividend Period will be $0.67361 per share. The amount of dividends payable in respect of any quarterly Dividend Period other than the first Dividend Period shall be computed at a rate equal to 5% divided by 4; the amount of dividends payable in respect of any shorter period shall be computed on the basis of twelve 30-day months and a 360-day year. Each such dividend shall be paid to the holders of record of outstanding shares of the Non-Cumulative Preferred Stock as they appear in the books and records of Freddie Mac on such record date as shall be fixed in advance by the Board of Directors, not to be earlier than 45 days nor later than 10 days preceding the applicable Dividend Payment Date. No dividends shall be declared or paid or set apart for payment on the Common Stock or any other class or series of stock ranking junior to or (except as hereinafter provided) on a parity with the Non-Cumulative Preferred Stock with respect to the payment of dividends unless dividends have been declared and paid or set apart (or ordered by the Board of Directors to be set apart) for payment on the outstanding Non-Cumulative Preferred Stock in respect of the then-current Dividend Period; provided, however, that the foregoing dividend preference shall not be cumulative and shall not in any way create any claim or right in favor of the holders of Non-Cumulative Preferred Stock in the event that Freddie Mac shall not have declared or paid or set apart (or the Board of Directors shall not have ordered to be set apart) dividends on the Non-Cumulative Preferred Stock in respect of any prior Dividend Period. In the event that Freddie Mac shall not pay any one or more dividends or any part thereof on the Non-Cumulative Preferred Stock, the holders of the Non-Cumulative Preferred Stock shall not have any claim in respect of such non-payment so long as no dividend is paid on any junior or parity stock in violation of the next preceding sentence.

(b) If, prior to September 23, 1999, one or more amendments to the Internal Revenue Code of 1986, as amended (the “Code”), are enacted that reduce the percentage of the dividends-received deduction as specified in section 243(a)(1) of the Code or any successor provision (the “Dividends-Received Percentage”), certain adjustments may be made in respect of the dividends payable by the Corporation, and Post Declaration Date Dividends and Retroactive Dividends (as such terms are defined below) may become payable, as described below.

The amount of each dividend payable (if declared) per share of Non-Cumulative Preferred Stock for dividend payments made on or after the effective date of such change in the Code will be adjusted by multiplying the amount of the dividend payable pursuant to clause (a) of this Section 2 (before adjustment) by a factor, which shall be the number determined in accordance with the following formula (the “DRD Formula”), and rounding the result to the nearest cent (with one-half cent rounded up):

1 - .35 (1 - .70)
1 - .35 (1 - DRP)

For the purposes of the DRD Formula, “DRP” means the Dividends-Received Percentage (expressed as a decimal) applicable to the dividend in question; provided, however, that if the Dividends-Received Percentage applicable to the dividend in question is less than 50%, then the DRP will equal .50. No amendment to the Code, other than a change in the percentage of the dividends-received deduction set forth in section 243(a)(1) of the Code or any successor provision, or a change in the percentage of the dividends-received deduction for certain categories of stock, which change is applicable to the Preferred Stock, will give rise to an adjustment.

Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Corporation receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Corporation or a private letter ruling or similar form of assurance from the Internal Revenue Service (the “IRS”) to the effect that such an amendment does not apply to a dividend payable on the Non-Cumulative Preferred Stock, then such amendment shall not result in the adjustment provided for pursuant to the DRD Formula with respect to such dividend. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation. Unless the context otherwise requires, references to dividends herein shall mean dividends as adjusted by the DRD Formula. The Corporation’s calculation of the dividends payable as so adjusted shall be final and not subject to review.

Notwithstanding the foregoing, if any such amendment to the Code is enacted after the dividend payable on a Dividend Payment Date has been declared but before such dividend is paid, the amount of the dividend payable on such Dividend Payment Date shall not be increased. Instead, additional dividends (the “Post Declaration Date Dividends”), equal to the excess, if any, of (x) the product of the dividend paid by the

Corporation on such Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends-Received Percentage applicable to the dividend in question and .50) over (y) the dividend paid by the Corporation on such Dividend Payment Date, shall be payable (if declared) to holders of Non-Cumulative Preferred Stock on the record date applicable to the next succeeding Dividend Payment Date, in addition to any other amounts payable on such date.

If any such amendment to the Code is enacted and the reduction in the Dividends-Received Percentage retroactively applies to a Dividend Payment Date as to which the Corporation previously paid dividends on the Non-Cumulative Preferred Stock (each, an “Affected Dividend Payment Date”), the Corporation shall pay (if declared) additional dividends (the “Retroactive Dividends”) to holders on the record date applicable to the next succeeding Dividend Payment Date (or, if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, to holders on the record date applicable to the second succeeding Dividend Payment Date following the date of enactment) in an amount equal to the excess of (x) the product of the dividend paid by the Corporation on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends-Received Percentage and .50 applied to each Affected Dividend Payment Date) over (y) the sum of the dividend paid by the Corporation on each Affected Dividend Payment Date. The Corporation will make only one payment of Retroactive Dividends for any such amendment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, the Corporation receives either an unqualified opinion of nationally recognized independent tax counsel selected by the Corporation or a private letter ruling or similar form of assurance from the IRS to the effect that such amendment does not apply to a dividend payable on an Affected Dividend Payment Date for the Non-Cumulative Preferred Stock, then such amendment will not result in the payment of Retroactive Dividends with respect to such Affected Dividend Payment Date. The opinion referenced in the previous sentence must be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

In the event that the amount of dividends payable per share of the Non-Cumulative Preferred Stock is adjusted pursuant to the DRD Formula and/or Post Declaration Date Dividends or Retroactive Dividends are to be paid, the Corporation will give notice of each such adjustment and, if applicable, any Post Declaration Date Dividends and Retroactive Dividends to be given as soon as practicable to the holders of Non-Cumulative Preferred Stock.

(c) Notwithstanding any other provision of this Certificate, the Board of Directors, in its discretion, may choose to pay dividends on the Non-Cumulative Preferred Stock without the payment of any dividends on the Common Stock or any other class or series of stock from time to time outstanding ranking junior to the Non-Cumulative Preferred Stock with respect to the payment of dividends.

(d) No dividend shall be declared or paid or set apart for payment on any shares of the Non-Cumulative Preferred Stock if at the same time any arrears or default exists in the payment of dividends on any outstanding class or series of stock of Freddie Mac ranking prior to or (except as provided herein) on a parity with the Non-Cumulative Preferred Stock with respect to the payment of dividends. If and whenever dividends, having been declared, shall not have been paid in full, as aforesaid, on shares of the Non-Cumulative Preferred Stock and on the shares of any other class or series of stock of Freddie Mac ranking on a parity with the Non-Cumulative Preferred Stock with respect to the payment of dividends, all such dividends that have been declared on shares of the Non-Cumulative Preferred Stock and on the shares of any such other class or series shall be paid pro rata, so that the respective amounts of dividends paid per share on the Non-Cumulative Preferred Stock and on such other class or series shall in all cases bear to each other the same ratio that the respective amounts of dividends declared but unpaid per share on the shares of the Non-Cumulative Preferred Stock (including any adjustments due to changes in the Dividends-Received Percentage) and on the shares of such other class or series bear to each other.

(e) Holders of shares of the Non-Cumulative Preferred Stock shall not be entitled to any dividends, in cash or in property, other than as herein provided and shall not be entitled to interest, or any sum in lieu of interest, on or in respect of any dividend payment.

3. Optional Redemption

(a) The Non-Cumulative Preferred Stock shall not be redeemable prior to March 31, 2003. Subject to this limitation and to any further limitations which may be imposed by law, Freddie Mac may redeem the Non-Cumulative Preferred Stock, in whole or in part, at any time or from time to time, out of funds legally available therefor, at the redemption price of $50.00 per share plus an amount, determined in accordance with Section 2 above, equal to the amount of the dividend, if any, otherwise payable for the then-current Dividend Period accrued through and including the date of such redemption. If less than all of the outstanding shares of the Non-Cumulative Preferred Stock are to be redeemed, Freddie Mac shall select shares to be redeemed from the outstanding shares not previously called for redemption by lot or pro rata (as nearly as possible) or by any other method which Freddie Mac in its sole discretion deems equitable.

(b) In the event Freddie Mac shall redeem any or all of the Non-Cumulative Preferred Stock as aforesaid, notice of such redemption shall be given by Freddie Mac by first class mail, postage prepaid, mailed neither less than 30 nor more than 60 days prior to the redemption date, to each holder of record of the shares of the Non-Cumulative Preferred Stock being redeemed, at such holder’s address as the same appears in the books and records of Freddie Mac. Each such notice shall state the number of shares being redeemed, the redemption price, the redemption date and the place at which such holder’s certificate(s) representing shares of the Non-Cumulative Preferred Stock must be presented for cancellation or exchanges, as the case may be, upon such redemption. Failure to give notice, or any defect in the notice, to any holder of the Non-Cumulative Preferred Stock shall not affect the validity of the proceedings for the redemption of shares of any other holder of Non-Cumulative Preferred Stock being redeemed.

(c) Notice having been mailed as aforesaid, from and after the redemption date specified therein and upon payment of the consideration set forth in Section 3(a) above, said shares of the Non-Cumulative Preferred Stock shall no longer be deemed to be outstanding, and all rights of the holders thereof as holders of the Non-Cumulative Preferred Stock shall cease, with respect to shares so redeemed.

(d) Any shares of the Non-Cumulative Preferred Stock which shall have been redeemed shall, after such redemption, no longer have the status of authorized, issued or outstanding shares.

4. No Voting Rights

Except as set forth in Section 9(h) below, the shares of the Non-Cumulative Preferred Stock shall not have any voting powers, either general or special.

5. No Conversion or Exchange Rights

The holders of shares of the Non-Cumulative Preferred Stock shall not have any right to convert such shares into or exchange such shares for any other class or series of stock or obligations of Freddie Mac.

6. No Preemptive Rights

No holder of the Non-Cumulative Preferred Stock shall as such holder have any preemptive right to purchase or subscribe for any other shares, rights, options or other securities of any class of Freddie Mac which at any time may be sold or offered for sale by Freddie Mac.

7. Liquidation Rights and Preference

(a) Except as otherwise set forth herein, upon the voluntary or involuntary dissolution, liquidation or winding up of Freddie Mac, after payment of or provision for the liabilities of Freddie Mac and the expenses of such dissolution, liquidation or winding up, the holders of the outstanding shares of the Non-Cumulative Preferred Stock shall be entitled to receive out of the assets of Freddie Mac available for distribution to stockholders, before any payment or distribution shall be made on the Common Stock or any other class or series of stock of Freddie Mac ranking junior to the Non-Cumulative Preferred Stock upon liquidation, the amount of $50.00 per share plus an amount, determined in accordance with Section 2 above, equal to the dividend, if any, otherwise payable for the then-current Dividend Period accrued through and including the date of payment in respect of such dissolution, liquidation or winding up, and the holders of the outstanding shares of any class or series of stock of Freddie Mac ranking on a parity with the Non-Cumulative Preferred Stock upon liquidation shall be entitled to receive out of the assets of Freddie Mac available for distribution to stockholders, before any such payment or distribution shall be made on the Common Stock or any other class or series of stock of Freddie Mac ranking junior to the Non-Cumulative Preferred Stock and to such parity stock upon liquidation, any corresponding preferential amount to which the holders of such parity stock may, by the terms thereof, be entitled; provided, however, that if the assets of Freddie Mac available for distribution to stockholders shall be insufficient for the payment of the full amounts to which the holders of the outstanding shares of the Non-Cumulative Preferred Stock and the holders of the outstanding shares of such parity stock shall be entitled to receive upon such dissolution, liquidation or winding up of Freddie Mac as aforesaid, then, subject to paragraph (b) of this Section 7, all of the assets of Freddie Mac available for distribution to stockholders shall be distributed to the holders of outstanding shares of the Non-Cumulative Preferred Stock and to the holders of outstanding shares of such parity stock pro rata, so that the amounts so distributed to holders of the Non-Cumulative Preferred Stock and to holders of such classes or series of such parity stock, respectively, shall bear to each other the same ratio that the respective distributive amounts to which they are so entitled (including any adjustment due to changes in the Dividends-Received Percentage) bear to each other. After the payment of the aforesaid amounts to which they are entitled, the holders of outstanding shares of the Non-Cumulative Preferred Stock and the holders of outstanding shares of any such parity stock shall not be entitled to any further participation in any distribution of assets of Freddie Mac.

(b) Notwithstanding the foregoing, upon the dissolution, liquidation or winding up of Freddie Mac, the holders of shares of the Non-Cumulative Preferred Stock then outstanding shall not be entitled to be paid any amounts to which such holders are entitled pursuant to paragraph (a) of this Section 7 unless and until the holders of any classes or series of stock of Freddie Mac ranking prior upon liquidation to the Non-Cumulative Preferred Stock shall have been paid all amounts to which such classes or series are entitled pursuant to their respective terms.

(c) Neither the sale of all or substantially all of the property or business of Freddie Mac, nor the merger, consolidation or combination of Freddie Mac into or with any other corporation or entity, shall be deemed to be a dissolution, liquidation or winding up for the purpose of this Section 7.

8. Additional Classes or Series of Stock

The Board of Directors shall have the right at any time in the future to authorize, create and issue, by Resolution or resolutions, one or more additional classes or series of stock of Freddie Mac, and to determine and fix the distinguishing characteristics and the relative rights, preferences, privileges and other terms of the shares thereof. Any such class or series of stock may rank prior to or on a parity with or junior to the Non-Cumulative Preferred Stock as to dividends or upon liquidation or otherwise.

9. Miscellaneous

(a) Any stock of any class or series of Freddie Mac shall be deemed to rank:

(i) prior to the shares of the Non-Cumulative Preferred Stock, either as to dividends or upon liquidation, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of Freddie Mac, as the case may be, in preference or priority to the holders of shares of the Non-Cumulative Preferred Stock;

(ii) on a parity with shares of the Non-Cumulative Preferred Stock, either as to dividends or upon liquidation, whether or not the dividend rates or amounts, dividend payment dates or redemption of liquidation prices per share, if any, be different from those of the Non-Cumulative Preferred Stock, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of Freddie Mac, as the case may be, in proportion to their respective dividend rates or amounts or liquidation prices, without preference or priority, one over the other, as between the holders of such class or series and the holders of shares of the Non-Cumulative Preferred Stock; and

(iii) junior to shares of the Non-Cumulative Preferred Stock, either as to dividends or upon liquidation, if such class or series shall be Common Stock, or if the holders of shares of the Non-Cumulative Preferred Stock shall be entitled to receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of Freddie Mac, as the case may be, in preference or priority to the holders of shares of such class or series.

(b) Freddie Mac and any agent of Freddie Mac may deem and treat the holder of a share or shares of Non-Cumulative Preferred Stock, as shown in Freddie Mac’s books and records, as the absolute owner of such share or shares of Non-Cumulative Preferred Stock for the purpose of receiving payment of dividends in respect of such share or shares of Non-Cumulative Preferred Stock and for all other purposes whatsoever, and neither Freddie Mac nor any agent of Freddie Mac shall be affected by any notice to the contrary. All payments made to or upon the order of any such person shall be valid and, to the extent of the sum or sums so paid, effectual to satisfy and discharge liabilities for moneys payable by Freddie Mac on or with respect to any such share or shares of Non-Cumulative Preferred Stock.

(c) The shares of the Non-Cumulative Preferred Stock, when duly issued, shall be fully paid and non-assessable.

(d) The Non-Cumulative Preferred Stock shall be issued, and shall be transferable on the books of Freddie Mac, only in whole shares, it being intended that no fractional interests in shares of Non-Cumulative Preferred Stock shall be created or recognized by Freddie Mac.

(e) For purposes of this Certificate, the term “Freddie Mac” means the Federal Home Loan Mortgage Corporation and any successor thereto by operation of law or by reason of a merger, consolidation or combination.

(f) This Certificate and the respective rights and obligations of Freddie Mac and the holders of the Non-Cumulative Preferred Stock with respect to such Non-Cumulative Preferred Stock shall be construed in accordance with and governed by the laws of the United States, provided that the law of the Commonwealth of Virginia shall serve as the federal rule of decision in all instances except where such law is inconsistent with Freddie Mac’s enabling legislation, its public purposes or any provision of this Certificate.

(g) Any notice, demand or other communication which by any provision of this Certificate is required or permitted to be given or served to or upon Freddie Mac shall be given or served in writing addressed (unless and until another address shall be published by Freddie Mac) to Freddie Mac, 8200 Jones Branch Drive, McLean, Virginia 22102, Attn: Senior Vice President-General Counsel and Secretary. Such notice, demand or other communication to or upon Freddie Mac shall be deemed to have been sufficiently given or made only upon actual receipt of a writing by Freddie Mac. Any notice, demand or other communication which by any provision of this Certificate is required or permitted to be given or served by Freddie Mac hereunder may be given or served by being deposited first class, postage prepaid, in the United States mail addressed (i) to the holder as such holder’s name and address may appear at such time in the books and records of Freddie Mac or (ii) if to a person or entity other than a holder of record of the Non-Cumulative Preferred Stock, to such person or entity at such address as appears to Freddie Mac to be appropriate at such time. Such notice, demand or other communication shall be deemed to have been sufficiently given or made, for all purposes, upon mailing.

(h) Freddie Mac, by or under the authority of the Board of Directors, may amend, alter, supplement or repeal any provision of this Certificate pursuant to the following terms and conditions:

(i) Without the consent of the holders of the Non-Cumulative Preferred Stock, Freddie Mac may amend, alter, supplement or repeal any provision of this Certificate to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Certificate, provided that such action shall not materially and adversely affect the interests of the holders of the Non-Cumulative Preferred Stock.

(ii) The consent of the holders of at least 66 2/3% of all of the shares of the Non-Cumulative Preferred Stock at the time outstanding, given in person or by proxy, either in writing or by a vote at a meeting called for the purpose at which the holders of shares of the Non-Cumulative Preferred Stock shall vote together as a class, shall be necessary for authorizing, effecting or validating the amendment, alteration, supplementation or repeal of the provisions of this Certificate if such amendment, alteration, supplementation or repeal would materially and adversely affect the powers, preferences, rights, privileges, qualifications, limitations, restrictions, terms or conditions of the Non-Cumulative Preferred Stock. The creation and issuance of any other class or series of stock, or the issuance of additional shares of any existing class or series of stock of Freddie Mac (including the Non-Cumulative Preferred Stock), whether ranking prior to, on a parity with or junior to the Non-Cumulative Preferred Stock, shall not be deemed to constitute such an amendment, alteration, supplementation or repeal.

(iii) Holders of the Non-Cumulative Preferred Stock shall be entitled to one vote per share on matters on which their consent is required pursuant to subparagraph (ii) of this paragraph (h). In connection with any meeting of such holders, the Board of Directors shall fix a record date, neither earlier than 60 days nor later than 10 days prior to the date of such meeting, and holders of record of shares of the Non-Cumulative Preferred Stock on such record date shall be entitled to notice of and to vote at any such meeting and any adjournment. The Board of Directors, or such person or persons as it may designate, may establish reasonable rules and procedures as to the solicitation of the consent of holders of the Non-Cumulative Preferred Stock at any such meeting or otherwise, which rules and procedures shall conform to the requirements of any national securities exchange on which the Non-Cumulative Preferred Stock may be listed at such time.

(i) RECEIPT AND ACCEPTANCE OF A SHARE OR SHARES OF THE NON-CUMULATIVE PREFERRED STOCK BY OR ON BEHALF OF A HOLDER SHALL CONSTITUTE THE UNCONDITIONAL ACCEPTANCE BY THE HOLDER (AND ALL OTHERS HAVING BENEFICIAL OWNERSHIP OF SUCH SHARE OR SHARES) OF ALL OF THE TERMS AND PROVISIONS OF THIS CERTIFICATE. NO SIGNATURE OR OTHER FURTHER MANIFESTATION OF ASSENT TO THE TERMS AND PROVISIONS OF THIS CERTIFICATE SHALL BE NECESSARY FOR ITS OPERATION OR EFFECT AS BETWEEN FREDDIE MAC AND THE HOLDER (AND ALL SUCH OTHERS).

IN WITNESS WHEREOF, I have hereunto set my hand and the seal of Freddie Mac this 23rd day of March, 1998.

[Seal]
/s/  Maud Mater
Maud Mater, Secretary